

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W, Suite 5
Hurricane, UT 84737

      Re: The Chosen, LLC
          Amendment No. 2 to Offering Statement on Form 1-A
          Filed May 17, 2018
          File No. 024-10814

Dear Mr. Eves:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2018 letter.

Amendment No. 2 to Registration Statement on Form 1-A

General

1.   We note your response to our prior comment 1 that the link on VidAngel's website for your offering will be updated to link to the most recent version of your Form 1-A. However, the VidAngel solicitation of interest currently links to the Form 1-A filed on March 8, 2018. Please update the solicitation of interest on VidAngel's website to link to the most recent amendment of your Form 1-A.

2.   We note your response to our prior comment 2 and reissue. We are of the view that your proposed pricing structure does not comply with the Rule 251(d)(3)(ii) requirement that

securities offered under Regulation A be offered at a fixed price as the price per security in this offering varies with each tranche. Please revise your offering to offer your Class A Preferred Units of Membership Interest at a fixed price. Each time you change the effective price per Unit, you should to file an offering circular supplement or post-qualification amendment as applicable

3.   We note your response to our prior comment 3 and reissue in part. You disclose that "[i]f a closing of the Offering does not occur for any reason, the proceeds from such closing will be promptly returned to investors without interest." Please discuss the circumstances under which a closing may not occur.

Risk Factors
Failure to Raise Funds for Production, page 7

4.   We note your revised disclosure on page 7. Please clarify here and in your prospectus summary whether the minimum amount of $3,200,000 for the production of Season 1 includes post-production costs. In addition, we note your revised disclosure on page 7 that if the maximum amount is raised in this offering, you intend to spend approximately $3,032,000 for the marketing of Season I. This disclosure appears to conflict with your disclosure on page 16 that you intend to use up to $2,110,479 of the net proceeds for distribution and marketing. Please revise for clarity and consistency.

Securities Being Offered
General, page 26

5.   We note your response to our prior comment 10 and reissue in part. Please revise your disclosure on page 26 and in your risk factor addressing fee shifting to clarify, if true, that the company would also be entitled to recover fees if it was the prevailing party in litigation with members, Also, please clarify whether the provision extends to former members and to your officers and directors. In addition, please revise your risk factor addressing fee shifting on page 6 to describe the potential effect of this provision on your company and your investors.

6.   We note your response to our prior comment 11 and reissue in part. Please expand your discussion of the scope of the exclusive forum provision in your "First Amendment to the Amended and Restated Operating Agreement" to clarify whether it applies to former members and to your officers and directors, and explain the provision's statement regarding service of process. In addition, please discuss the enforceability of the exclusive forum provision under the Utah Business Corporation Act.

      You may contact Abe Friedman at 202-551-8298 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-551-3611 with any other questions.

      Division of Corporation Finance
      Office of Transportation and Leisure